SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                                  MATTEL, INC.
                                ________________
                                (Name of Issuer)


                  $0.4125 Depositary Shares, each representing
                 one-twenty-fifth (1/25) of a share of Series C
                  Mandatorily Convertible Redeemable Preferred
                             Stock, $0.10 par value
                         ______________________________
                         (Title of Class of Securities)

                                    577081706
                                 ______________
                                 (CUSIP Number)


                                December 31, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 577081706                                           Page 2 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. 577081706                                           Page 3 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

                                  SCHEDULE 13G

CUSIP No. 577081706                                           Page 4 of 11 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

                                                              Page 5 of 11 Pages



Item 1(a)      Name of Issuer:

               Mattel, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               333 Continental Blvd., El Segundo, CA  90245-5012.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

     (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

     (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, NY 10167.

     (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, NY 10167.

Item 2(c)      Citizenship:

     (i)       Angelo, Gordon is a Delaware limited partnership.

     (ii)      Mr. Angelo is a citizen of the United States.

     (iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               $0.4125 Depositary Shares, each representing one-twenty-fifth (1/25) of a share of Series C Mandatorily Convertible Redeemable Preferred Stock, $0.10 par value (the "Shares").

Item 2(e)      CUSIP Number:

               577081706

                                                              Page 6 of 11 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (ii)      Mr. Angelo is a control person of Angelo, Gordon.

     (iii)     Mr. Gordon is a control person of Angelo, Gordon.

Item 4.        Ownership:

 (a)           Amount Beneficially Owned:

     (i) As of December 31, 1999, Angelo, Gordon is not considered a beneficial owner of any shares.

     (ii) Mr. Angelo is not considered a beneficial owner of any Shares. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

     (iii) Mr. Gordon is not considered a beneficial owner of any Shares. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

 (b)           Percent of Class:

               Angelo, Gordon is considered to beneficially own 0.0% of the total number of shares outstanding.

                                                              Page 7 of 11 Pages



 (c)           Number of shares as to which such person has:


                                      Angelo,Gordon    Mr. Angelo    Mr. Gordon
                                      -------------    ----------    ----------

(i)       sole power to vote or to
          direct the vote:                  0               0             0

(ii)      shared power to vote or
          to direct the vote:               0               0             0

(iii)     sole power to dispose or
          to direct the disposition of:     0               0             0

(iv)      shared power to dispose or
          to direct the disposition of:     0               0             0



Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On by the Parent  Holding
               Company:

               See Exhibit B.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 8 of 11 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2000               ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                             By:  /S/ MICHAEL L. GORDON
                                                  -----------------------------
                                                  Name: Michael L. Gordon
                                                  Title:General Partner



Dated:  February 11, 2000               /S/ JOHN M. ANGELO
                                        ---------------------------------------
                                        JOHN M. ANGELO


Dated:  February 11, 2000               /S/ MICHAEL L. GORDON
                                        ---------------------------------------
                                        MICHAEL L. GORDON

                                                              Page 9 of 11 Pages


                                    EXHIBITS


                                                                           Page
                                                                          ------

A.     Joint Filing Agreement, dated April 10, 1997, by and among
       Angelo,  Gordon & Co.,  L.P.,  Mr.  John M.  Angelo  and Mr.
       Michael L. Gordon ..................................................10

B.     Item 7 disclosure ..................................................11